Exhibit 3.2

EXECUTION COPY

SEVENTEENTH AMENDMENT TO AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF BRANDYWINE OPERATING PARTNERSHIP, L.P.

THIS SEVENTEENTH AMENDMENT, dated as of April 11, 2012 (the “Amendment”), amends and supplements the Amended and Restated Agreement of Limited Partnership Agreement (as heretofore amended and supplemented, the “Partnership Agreement”) of BRANDYWINE OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (the “Partnership”). Capitalized terms used herein but not defined herein shall have the meanings given such terms in the Partnership Agreement.

BACKGROUND

A. Pursuant to the Partnership Agreement, Brandywine Realty Trust (the “General Partner”), as the sole general partner of the Partnership, has the power and authority to issue additional Partnership Interests in one or more newly created classes of Partnership Interests to persons on such terms and conditions as the General Partner may deem appropriate.

B. The General Partner, pursuant to the exercise of such power and authority and in accordance with the Partnership Agreement, has determined to execute this Amendment to the Partnership Agreement to create a new class of Partnership Interests designated as the 6.90% Series E-Linked Preferred Mirror Units having designations, preferences and other rights such that the economic interests attributable to such Series E-Linked Preferred Mirror Units are substantially the same as the economic rights of the 6.90% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest of the General Partner (the “Series E Preferred Shares”) and to evidence the issuance of such additional Partnership Interests to the General Partner in exchange for the General Partner’s contribution to the Partnership of the net proceeds of the issuance of the Series E Preferred Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend the Partnership Agreement as follows:

1. In accordance with its terms the Partnership Agreement is hereby amended to establish and to issue to the General Partner the Series E-Linked Preferred Mirror Units having the designations, preferences and other rights set forth below:

(a) Designation and Number. A class of Partnership Interests designated as 6.90% Series E-Linked Preferred Mirror Units (the “Series E-Linked Preferred Mirror Units”) is hereby established. The number of Series E-Linked Preferred Mirror Units shall be up to 4,600,000 of which 4,000,000 shall be issued on the date of this Amendment to the General Partner and the balance shall be issued only if and to the extent that the General Partner issues additional Series E Preferred Shares after the date hereof and contributes the net proceeds from any such issuance of additional shares to the Partnership. The stated value of each Series E-Linked Preferred Mirror Unit shall be $25.00 (the “Stated Value”).

SEVENTEENTH AMENDMENT TO AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF BRANDYWINE OPERATING PARTNERSHIP, L.P.

(b) Ranking. The Series E-Linked Preferred Mirror Units shall, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to the Class A Units, GP Units and all Partnership Interests ranking junior to the Series E-Linked Preferred Mirror Units (collectively, the “Junior Partnership Interests”); (b) on a parity with the Series D Preferred Mirror Units, Series E Preferred Mirror Units and all Partnership Interests ranking on a parity with the Series E-Linked Preferred Mirror Units (the “Parity Partnership Interests”); and (c) junior to all Partnership Interests ranking senior to the Series E-Linked Preferred Mirror Units. The Series E-Linked Preferred Mirror Units shall rank junior to all existing and future indebtedness of the Partnership.

(c) Distributions.

(i) Pursuant to Section 6.1 of the Partnership Agreement, holders of Series E-Linked Preferred Mirror Units shall be entitled to receive, out of funds legally available therefor, cumulative quarterly cash distributions equal to the amount of the cumulative quarterly cash distributions payable by the General Partner on the Series E Preferred Shares in accordance with their terms. Such distributions shall be payable quarterly in arrears on or before the date on which distributions on the Series E Preferred Shares are payable (each a “Series E-Linked Preferred Mirror Unit Distribution Payment Date”).

(ii) No distributions on the Series E-Linked Preferred Mirror Units shall be authorized or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder or if such authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(iii) Notwithstanding the foregoing, distributions on the Series E-Linked Preferred Mirror Units shall accumulate whether or not the terms and provisions set forth in Section 1(c)(ii) at any time prohibit the current payment of distributions, whether or not there are funds legally available for the payment of such distributions, and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series E-Linked Preferred Mirror Units shall accumulate as of the Series E-Linked Preferred Mirror Unit Distribution Payment Date on which they first become payable.

(iv) Except as set forth in Section 1(v) below, unless full cumulative distributions in cash on all Series E-Linked Preferred Mirror Units for all past distribution periods and the then current distribution period shall have been authorized and paid or are contemporaneously authorized and paid or full cumulative distributions on all Series E-Linked Preferred Mirror Units for all past distribution periods and the then current distribution period shall have been authorized and a sum sufficient for the payment of the authorized distributions shall have been set apart for payment, the Partnership shall not redeem, purchase or otherwise acquire for consideration, pay or make available any monies for a sinking fund for the redemption of, authorize and pay or authorize and set apart for payment distributions on (other than a distribution paid in Junior Partnership Interests), any Parity Partnership Interests or Junior Partnership Interests (except (i) by conversion into or exchange for Junior Partnership Interests,

(ii) for the purpose of preserving the status of the General Partner as a REIT and (iii) under incentive, benefit or share purchase plans of the Partnership or the General Partner for officers, trustees or others performing or providing similar services).

(v) When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon all Series E-Linked Preferred Mirror Units and Parity Partnership Interests, all distributions authorized upon the Series E-Linked Preferred Mirror Units and such Parity Partnership Interests shall be authorized proportionately so that the amount of distributions authorized per Series E-Linked Preferred Mirror Units and any such Parity Partnership Interests shall in all cases bear to each other the same ratio that accumulated distributions per Series E-Linked Preferred Mirror Units and any such Parity Partnership Interests (which shall not include any accumulation in respect of unpaid distributions on such other Parity Partnership Interests for prior distribution periods if those other Parity Partnership Interests do not have a cumulative distribution) bear to each other. No interest, or sum or money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series E-Linked Preferred Mirror Units that may be in arrears.

(vi) Holders of the Series E-Linked Preferred Mirror Units shall not be entitled to any distribution, whether payable in cash, property or Partnership Units in excess of full cumulative distributions on the Series E-Linked Preferred Mirror Units as described above. Any distribution payment made on the Series E-Linked Preferred Mirror Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Series E-Linked Preferred Mirror Units which remains payable.

(d) Liquidation Preference.

(i) Upon any liquidation, dissolution or winding up of the affairs of the Partnership, the holders of Series E-Linked Preferred Mirror Units then outstanding shall be entitled to be paid, out of the assets of the Partnership legally available for distribution to the Partners pursuant to Section 13.5(a) of the Partnership Agreement, a liquidation preference equal to the Stated Value per Series E-Linked Preferred Mirror Unit, plus an amount equal to any accumulated and unpaid distributions up to the date of payment (whether or not authorized), before any distribution or payment shall be made to holders of Junior Partnership Interests.

(ii) In the event that, upon any such liquidation, dissolution or winding up, the available assets of the Partnership are insufficient to pay the amount of the liquidating distributions on all outstanding Series E-Linked Preferred Mirror Units and the corresponding amounts payable on all other Parity Partnership Interests, then the holders of Series E-Linked Preferred Mirror Units and all such other Parity Partnership Interests shall share ratably in any such distributions of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(iii) After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E-Linked Preferred Mirror Units shall have no right or claim to any of the remaining assets of the Partnership.

(iv) The consolidation or merger of the Partnership with or into any other trust, partnership, limited liability company, corporation or other entity or of any other trust, partnership, limited liability company, corporation or other entity with or into the Partnership, or the sale of all or substantially all of the assets of the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding up of the Partnership.

(e) Redemption. In connection with a redemption by the General Partner of any or all of the Series E Preferred Shares, the Partnership shall provide cash to the General Partner for such purpose which shall be equal to the redemption price (including accumulated and unpaid distributions) of the Series E Preferred Shares to be redeemed and in exchange one Series E-Linked Preferred Mirror Unit shall be canceled with respect to each Series E Preferred Share so redeemed. From and after the date on which the Series E Preferred Shares are redeemed, the Series E-Linked Preferred Mirror Units so canceled shall no longer be outstanding and all rights hereunder, to distributions or otherwise, with respect to such Series E-Linked Preferred Mirror Units shall cease.

(f) Conversion. In connection with, and at the time of, the conversion of any or all of the Series E Preferred Shares into Common Shares of the General Partner, a number of Series E-Linked Preferred Mirror Units equal to the number of Series E Preferred Shares so converted shall be converted into a number of Class E Units of the Partnership equal to the number of Common Shares issued upon such conversion.

(g) Allocations. Allocations of the Partnership’s items of income, gain, loss and deduction shall be allocated among holders of Series E-Linked Preferred Mirror Units in accordance with Article VII of the Partnership Agreement.

2. Subparagraph (g) of Section 7.2 of the Partnership Agreement is amended and restated in its entirety as follows:

(g) Priority Allocation. All or a portion of the Net Income of the Partnership for the Fiscal Year, if any, shall be specially allocated to the Partners holding Series D Preferred Mirror Units, Series E Preferred Mirror Units and Series E-Linked Preferred Mirror Units in proportion to the cumulative distributions each has received pursuant to Sections 6.1, 6.2, and 13.5 hereof and, with respect to the Partners holding Series D Preferred Mirror Units, Section 1(c) and 1(d) of the Eleventh Amendment to this Agreement or, with respect to the Partners holding Series E Preferred Mirror Units, Section 1(c) and 1(d) of the Twelfth Amendment to this Agreement or, with respect to the Partners holding Series E-Linked Preferred Mirror Units, Section 1(c) and 1(d) of the Seventeenth Amendment to this Agreement, from the commencement of the Partnership to the end of such Fiscal Year, in an amount equal to the excess, if any, of the sum of (i) the aggregate Net Loss allocated to such Partners pursuant to Section 7.1(b) hereof for all prior Fiscal Years, if any, and (ii) the aggregate distributions received by such Partners pursuant to Sections 6.1, 6.2, and 13.5 hereof and, with respect to Partners holding Series D Preferred Mirror Units, Section 1(c) and 1(d) of the Eleventh

Amendment to this Agreement or, with respect to Partners holding Series E Preferred Mirror Units, Section 1(c) and 1(d) of the Twelfth Amendment to this Agreement or, with respect to the Partners holding Series E-Linked Preferred Mirror Units, Section 1(c) and 1(d) of the Seventeenth Amendment to this Agreement, from the commencement of the Partnership to the end of such Fiscal Year, over the aggregate items of Net Income allocated to such Partners pursuant to this Section 7.2(g) for all prior Fiscal Years.

3. Except as expressly set forth in this Amendment to the Partnership Agreement, the Partnership Agreement is hereby ratified and confirmed in each and every respect.

[Signature appears on following page]

EXECUTION COPY

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

BRANDYWINE REALTY TRUST, as general partner

By:	/s/ Gerard H. Sweeney
Name:	Gerard H. Sweeney
Title:	President and Chief Executive
Officer

Seventeenth Amendment to Amended and Restated Agreement of Limited Partnership of Brandywine Operating Partnership, L.P.